UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Lear Corporation
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

521865105
(CUSIP Number)

Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp. & affiliated companies
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) High River Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 659,860

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 659,860

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.86%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hopper Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 659,860

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 659,860

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.86%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koala Holding Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,739,131

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,739,131

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,739,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.26%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koala Holding GP Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,739,131

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,739,131

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,739,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.26%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barberry Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,734,561

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,734,561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,734,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.55%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Icahn Partners Master Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,526,235

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,526,235

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,526,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.18%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Icahn Offshore LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,526,235

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,526,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,526,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.18%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCI Offshore Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,526,235

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,526,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,526,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.18%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Icahn Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,069,718

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,069,718

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,069,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.29%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Icahn Onshore LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,069,718

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,069,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,069,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.29%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCI Onshore Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,069,718

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,069,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,069,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.29%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AREP Car Holdings Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 335,570

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 335,570

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Real Estate Holdings Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 335,570

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 335,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Property Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 335,570

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 335,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Beckton Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 335,570

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 335,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 335,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 521865105		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carl C. Icahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,330,514

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,330,514

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,330,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.01%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
(Amendment No. 5)

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006, as previously amended (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the “Shares”), issued by Lear Corporation (the “Issuer”or “Lear”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

Item 2 of the Initial 13D is hereby amended by the addition of the following:

The following additional parties shall be included within the definition of the term “Reporting Persons”: Koala Holding Limited Partnership, a Delaware limited partnership and the successor to Koala Holding LLC (“Koala”); Koala Holding GP Corp., a Delaware corporation (“Koala GP”); AREP Car Holdings Corp., a Delaware corporation (“AREP Car”); American Real Estate Holdings Limited Partnership, a Delaware limited partnership (“AREH”); American Property Investors, Inc., a Delaware corporation (“API”); and Beckton Corp., a Delaware corporation (“Beckton”).

The principal business address of each of Koala, Koala GP, AREP Car, AREH, API and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601.

Barberry is the sole stockholder of Koala GP, which is the general partner of Koala. Beckton is the sole stockholder of API, which is the general partner of AREH. AREH is the sole stockholder of AREP Car. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 90% of the outstanding depositary units of American Real Estate Partners, L.P., a Delaware limited partnership (“AREP”). API is the general partner of AREP and AREP holds a 99% limited partnership interest in AREH.

Each of Koala and AREP Car is primarily engaged in the business of investing in securities. Koala GP is primarily engaged in the business of acting as the general partner of Koala. AREH is primarily engaged in the business of holding interests in various operating subsidiaries. API is primarily engaged in the business of serving as the general partner of AREH. Beckton is primarily engaged in the business of holding the outstanding capital stock of API.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the additional Reporting Persons are set forth in Schedule A attached hereto.

None of the additional Reporting Persons nor any manager or executive officer of the additional Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.    Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by the addition of the following:

On July 16, 2007, the Merger Agreement terminated automatically pursuant to its terms because the requisite vote of Lear’s shareholders in favor of the proposed merger contemplated thereby was not obtained prior to 5:00 p.m., Eastern Time, on July 16, 2007, thereby entitling AREP Car to receive: (i) 335,570 Shares valued at $37.25 per share; (ii) $12,500,000 in cash; (3) an increase from 24% to 27% in the share ownership limitation under the waiver of Section 203 of the Delaware General Corporation Law granted by Lear to certain of the Reporting Persons in October 2006; and (iv) certain registration rights relating to the newly issued Shares. In addition, AREP Car continues to be entitled to all of its other rights which by their terms survive termination of the Merger Agreement (including, but not limited to, its right to receive a fee if Lear consummates an alternative acquisition transaction within 12 months after such termination).

On July 9, 2007, AREP issued a press release announcing the termination of the Merger Agreement. A copy of the Press Release is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,330,514 Shares, representing approximately 16.01% of the Issuer’s outstanding Shares (based upon the sum of (i) the 76,667,114 Shares stated to be outstanding as of April 27, 2007 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 4, 2007, and (ii) the 335,570 Shares to be issued in connection with the transaction described in Item 4).

(b) High River has sole voting power and sole dispositive power with regard to 659,860 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Koala has sole voting power and sole dispositive power with regard to 1,739,131 Shares. Each of Koala GP, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,526,235 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,069,718 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. AREP Car has sole voting power and sole dispositive power with regard to 335,570 Shares. Each of AREH, API, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Koala GP, Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Koala directly beneficially owns. Each of Koala GP, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of AREH, API, Beckton and Mr. Icahn, by virtue of their relationships to AREP Car (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREP Car directly beneficially owns. Each of AREH, API, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased (Sold)	Price Per Share / Exercise Price
AREP Car	16-July-2007	(1) 335,570	$37.25

(1)                                  Shares to be acquired in connection with the transaction described in Item 4.

Item 6.    Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by the addition of the following:

The description of the transaction set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

1.  Press Release dated July 16, 2007.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2007

HIGH RIVER LIMITED PARTNERSHIP
By:	Hopper Investments LLC, general partner
By:	Barberry Corp., sole member

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC
By:	Barberry Corp., sole member

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

KOALA HOLDING LIMITED PARTNERSHIP
By:	Koala Holding GP Corp., general partner

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

KOALA HOLDING GP CORP.

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

CCI OFFSHORE CORP.

By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Vice President

ICAHN PARTNERS LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

CCI ONSHORE CORP.

By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Vice President

AREP CAR HOLDINGS CORP.

By:	/s/ Andrew Skobe
Name:	Andrew Skobe
Title:	Chief Financial Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By: American Property Investors, Inc., general partner

By:	/s/ Andrew Skobe
Name:	Andrew Skobe
Title:	Chief Financial Officer

AMERICAN PROPERTY INVESTORS, INC.

By:	/s/ Andrew Skobe
Name:	Andrew Skobe
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment #5 to Schedule 13D — Lear Corp.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the additional Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.

KOALA HOLDING LIMITED PARTNERSHIP

Name	Position
Koala Holding GP Corp.	General Partner

KOALA HOLDING GP CORP.

Name	Position
Carl C. Icahn	Director, Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Vice President; Authorized Signatory
Vincent J. Intrieri	Vice President; Authorized Signatory
Keith Cozza	Secretary; Treasurer

AREP CAR HOLDINGS CORP.

Name	Position
Vincent Intrieri	Director, President
Andrew Skobe	Chief Financial Officer, Vice President, Assistant Treasurer
Felicia Buebel	Secretary

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

Name	Position
American Property	General Partner
Investors, Inc.

AMERICAN PROPERTY INVESTORS, INC.

Name	Position
Carl C. Icahn	Director, Chairman
Keith A. Meister	Director, Vice Chairman, Principal Executive Officer
William A. Leidesdorf	Director
Peter K. Shea	President
Jack G. Wasserman	Director
Andrew Skobe	Chief Financial Officer
James L. Nelson	Director
John P. Saldarelli	Vice President; Secretary
Vincent J. Intrieri	Director
Felicia P. Buebel	Assistant Secretary

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer